Notice of Availability of Proxy Materials

for Alpine Summit Energy Partners, Inc. Annual and Special Meeting

Meeting Date and Time: 9:00 a.m. (Calgary time) on June 22, 2022

Location: Suite 3810, Bankers Hall West, 888 3rd Street SW, Calgary, Alberta

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

www.alpinesummitenergy.com/shareholder-meetings

OR

www.sedar.com

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by ir@alpsummit.com in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedar.com.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888- 290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

(1) to receive and consider the audited financial statements of the Alpine Summit Energy Partners, Inc. (the "Company") for the financial years ended December 31, 2021 and 2020, together with the auditor's reports thereon;

(2) to fix the number of directors of the Company for the ensuing year at five (5);

(3) to elect the directors of the Company that will hold office until the next general meeting of the Company's shareholders;

(4) to appoint independent auditors for the ensuing year and to authorize the board of directors of the Company to fix the remuneration of the auditors; and

(5) to transact such other business as may properly be brought before the meeting or any adjournment or adjournments thereof.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by June 20, 2022 at 9:00 a.m. (Calgary time).

Stratification

The Company is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.

Annual Financial Statements

The Company is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.